OMB APPROVAL:  3235-0101
OMB Number:   September 30, 1998
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SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
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                      UNITED STATES
           SECURITIES AND EXCHANGE COMMISSION
                 Washington, D.C.  20549

                        FORM 144

          NOTICE OF PROPOSED SALE OF SECURITIES
  PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933


ATTENTION:Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.


1.(a)  NAME OF ISSUER (Please type or print)

   Trikon Technologies, Inc.

  (b)  IRS IDENT. NO.

   95-0454321

  (c)  S.E.C. FILE NO.

   0-26484

  (d)  ADDRESS OF ISSUER

   Newport, Gwent NP62TA United Kingdom

  (e)  TELEPHONE NO.

   441 633 414 000

2.(a)  NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE
       SOLD

   Paloma Strategic Securities Limited

  (b) SOCIAL SECURITY NUMBER OR IRS IDENT. NO.

   None

  (c) RELATIONSHIP TO ISSUER

   None

  (d) ADDRESS

   129 Front Street, Hamilton HM12, Bermuda


INSTRUCTION: The person filing this notice should contact the issuer to obtain the IRS Identification and the S.E.C. File Number

3.(a)  TITLE OF THE CLASS OF SECURITIES TO BE SOLD

   Common Stock, no par value

  (b) NAME AND ADDRESS OF EACH BROKER THROUGH WHOM THE SECURITIES ARE TO BE OFFERED OR EACH MARKET MAKER WHO IS ACQUIRING THE SECURITIES

   Access Securities
   30 Buxton Farm Road
   Stamford, Connecticut 06905



SEC USE ONLY
Broker-Dealer File Number

  (c)  NUMBER OF SHARES OR OTHER UNITS TO BE SOLD (See Instr. 3(c))

   124,966

  (d)  AGGREGATE MARKET VALUE (See Instr. 3(d))

   $15,509.75

  (e)  NUMBER OF SHARES OR OTHER UNITS OUTSTANDING
       (See Instr. 3(e))

   93,723,829

  (f)  APPROXIMATE DATE OF SALE (Month/Day/Year) (See Instr. 3(f))

   September 24, 1998

  (g)  NAME OF EACH SECURITIES EXCHANGE (See Instr. 3(g))

   Nasdaq


INSTRUCTIONS:
1.(a)  Name of issuer
  (b)  Issuer's I.R.S. identification number
  (c)  Issuer's S.E.C. file number, if any
  (d)  Issuer's address, including zip code
  (e)  Issuer's telephone number, including area code

2.(a) Name of person for whose account the securities are to be sold
  (b) Such person's Social Security or I.R.S. identification number
  (c) Such person's relationship to the issuer (i.e., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
  (d)  Such person's address, including zip code

3.(a)  Title of the class of securities to be sold
  (b) Name and address of each broker through whom the securities are intended to be sold
  (c) Number of share or other units to be sold (if debt securities, give aggregate face amount)
  (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
  (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
  (f)  Approximate date on which the securities are to be sold
  (g) Name of each securities exchange, if any, on which the securities are intended to be sold

Table I - SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor.


1. Title of Class

   Common Stock, no par value

2. Date You Acquired

   October 9, 1996

3. Nature of Acquisition Transaction

   Exchange of Issuer's 7 1/8% Convertible Subordinated Notes

4. Name of Person from Whom Acquired
   (If gift, give date donor acquired)

   Issuer

5. Amount of Securities Acquired

   276,005

6. Date of Payment (Month/Day/Year)

   October 9, 1996

7. Nature of Payment

   Exchange of Issuer's Notes


INSTRUCTIONS:If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.



   * Seller acquired the Notes for cash on April 7, 1998 from a third party who acquired the Notes on October 9, 1996. Seller exchanged the Notes for shares of common stock and shares of two classes of preferred stock on June 1, 1998.
Table II - SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold


1. Name and Address of Seller

   (a) and (b)   Paloma Strategic Securities Limited
                 129 Front Street, Hamilton HM12
                 Bermuda

   (c)-(g)       Paloma Securities L.L.C.
                 2 American Lane
                 Greenwich, Connecticut 06836

2. Title of Securities Sold

   Common Stock, no par value

3. Date of Sale

   (a)      9/17/98
   (b)      9/18/98
   (c)      9/16/98
   (d)      9/18/98
   (e)      9/21/98
   (f)      8/11/98
   (g)      8/13/98

4. Amount of Securities Sold

   (a)      120,000
   (b)       14,959
   (c)      207,800
   (d)       58,041
   (e)       30,000
   (f)        5,800
   (g)       20,000

5. Gross Proceeds

   (a)      $15,000.00
   (b)      $ 1,929.71
   (c)      $26,390.60
   (d)      $ 7,487.29
   (e)      $ 3,750.00
   (f)      $ 2,540.40
   (g)      $ 6,880.00

REMARKS:


INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.



     September 24, 1998
                Date of Notice

     PALOMA STRATEGIC SECURITIES LIMITED

     By:  Paloma Strategic Advisors L.L.C.,
          as Attorney-in-fact



          By:  /s/ Michael J. Berner
                 Michael J. Berner, Vice President

This notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)